Exhibit 12.2

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend's
(millions of dollars)
	Years Ended
	12 Months Ended Sept. 30, 2004	2003	2002	2001	2000	1999
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 618	$ 919	$ 1,198	$ 733	$ 837	$ 743
Fixed charges included in the determination of net income	307	311	304	310	303	297
Total earnings, as defined	$ 925	$ 1,230	$ 1,502	$ 1,043	$ 1,140	$ 1,040

Fixed charges, as defined:
Interest charges	$ 309	$ 320	$ 311	$ 320	$ 297	$ 290
Preference security dividend requirements of consolidated subsidiaries	26	25	25	38	54	57
Rental interest factor	9	10	10	10	6	7
Total fixed charges, as defined	$ 344	$ 355	$ 346	$ 368	$ 357	$ 354

Ratio of Earnings to Fixed Charges and Preferred Dividends	2.69	3.47	4.34	2.83	3.19	2.94